                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                           CONTANGO OIL & GAS COMPANY
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                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.04 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   2107-5N-105
                                 (CUSIP NUMBER)

                     ROBERT SANTISTEVAN, EXECUTIVE DIRECTOR
                            SOUTHERN UTE INDIAN TRIBE
                             d.b.a. SUIT GROWTH FUND
                                2577 MAIN AVENUE
                             DURANGO, COLORADO 81301
                                 (970) 375-2199
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 28, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING
                                    BOX. / /

 NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE
   COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7(b) FOR OTHER
                     PARTIES TO WHOM COPIES ARE TO BE SENT.

                         (CONTINUED ON FOLLOWING PAGES)
                               (PAGE 1 OF 6 PAGES)

 *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND
     FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER
                   DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED
 TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT
   BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE
                                     NOTES).

                                  SCHEDULE 13D

CUSIP NO. 2107-5N-105                                          PAGE 2 OF 6 PAGES

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Southern Ute Indian Tribe, dba SUIT Growth Fund
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                                           (a)/ /
                                                                          (b)/ /
         Not applicable.
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS*

         OO
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               / /

--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Federally recognized Indian tribe organized under the Indian Reorganization Act of 1934
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                           7.       SOLE VOTING POWER
   NUMBER OF
                                    -0-
    SHARES
                          ------------------------------------------------------
                           8.       SHARED VOTING POWER
     BY
                                    -0-
    EACH
                          ------------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
  REPORTING
                                    -0-
 PERSON WITH
                          ------------------------------------------------------
                          10.       SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 2107-5N-105                                          PAGE 3 OF 6 PAGES


ITEM 1.       SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.04 per share ("Common Stock"), of Contango Oil & Gas Company (the "Issuer"). The principal executive officers of the Issuer are: Kenneth R. Peak, Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary; and Lesia Bautina, Controller (Principal Accounting Officer). The address of the principal executive office of the Issuer is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

ITEM 2.       IDENTITY AND BACKGROUND

(a)-(c), (f)

This Statement is filed on behalf of the Southern Ute Indian Tribe, dba SUIT Growth Fund (the "Tribe").

The Tribe is a federally recognized Indian tribe organized under the Indian Reorganization Act of 1934. The Tribe performs various investment activities under the dba of SUIT Growth Fund. The address of the principal business and principal office for SUIT Growth Fund is 135 East 9th Street, Suite H, Durango, Colorado 81301.

The Tribe is governed by a tribal council. The Tribe has appointed a Director to oversee its SUIT Growth Fund. The members of the tribal council and the Fund's Director are listed below. The positions held and duties performed by each person listed below represents such person's principal occupation and employment. The principal business address for the Tribe and each Tribal Council member is 116 Capote Drive, Ignacio, Colorado 81137. Each person is a citizen of the United Sates of America.

TRIBAL COUNCIL MEMBERS, FUND EXECUTIVE DIRECTOR AND RELATED POSITIONS

----------

Leonard Burch                               Chairman
Clement Frost                               Vice Chairman
Vida Peabody                                Treasurer and Council Member
Pearl Casias                                Council Member
Joycelyn Dutchie                            Council Member
Melvin Baker                                Council Member
James M. Olguin                             Council Member
Robert Santisteven                          Executive Director of the Fund
Robert J. Zahradnik                         Director of Operations of the Fund

(d)-(e)

During the last five years, neither the Tribe (dba SUIT Growth Fund) nor, to the best of its knowledge, any of its respective tribal council members or the director of its SUIT Growth Fund (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

CUSIP NO. 2107-5N-105                                          PAGE 4 OF 6 PAGES


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the close of business on June 8, 2000, the Tribe had purchased in the aggregate 2,500,000 shares of Common Stock (the "June 2000 Shares") and an option to purchase an additional 2,500,000 shares of Common Stock at $1.00 per share (the "June 2000 Warrant"). The June 2000 Shares and the June 2000 Warrant were purchased for an aggregate total consideration of $2,500,000, which amount was obtained from funds reserved for investments on behalf of the Tribe. On August 24, 2000, the Tribe exercised all of the June 2000 Warrant for total consideration of $2,500,000, which amount was obtained from funds reserved for investments on behalf of the Tribe, and obtained an additional 2,500,000 shares (these additional shares and the June 2000 Shares, the "Year 2000 Shares"). Also, on August 24, 2000, the Tribe entered into a Securities Purchase Agreement with the Issuer to purchase a Warrant in respect of 250,000 shares of the Issuer's common stock at $1.00 per share (the "August 2000 Warrant"). The August 2000 Warrant was issued in consideration of $10.00 and was exercisable in full until August 24, 2005. At various times during 2000 and 2001, the Tribe acquired seven options to acquire an additional 17,500 shares (the "Options"). On August 6, 2001, the Tribe entered into an agreement under which it acquired an additional 75,000 shares from a third party at $ .20 per share, for a total of $15,000 (the "2001 Shares," and the 2001 Shares, together with the Year 2000 Shares, the "Shares").

ITEM 4.       PURPOSE OF TRANSACTION

The Shares, August 2000 Warrant and Options described herein were acquired for investment purposes. As further described below, on March 28, 2002, the Tribe sold all of the Shares back to the Issuer and the August 2000 Warrant and Options were cancelled. Except for the sale of the stock and cancellation of the other securities, along with the resultant resignation of the member of the Issuer's board of directors which was appointed by the Tribe, the Tribe has made no proposals and has entered into no agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.

ITEM 5.       INTEREST AND SECURITIES OF THE ISSUER

(a)-(c) and (e)

In December 2000, the Issuer completed a one for two reverse stock split, thus converting the 5,000,000 Year 2000 Shares into 2,500,000 Shares, and the 250,000 shares underlying the August 2000 Warrant to 125,000 shares. As stated above, at various times in 2000 and 2001, the Tribe also acquired the Options with respect to 17,500 shares of Common Stock of the Issuer. The Tribe also acquired the 75,000 2001 Shares under the agreement which it entered August 6, 2001 with a third party. Before the sale of the Shares on March 28, 2002, the Tribe beneficially owned approximately 22% of the Issuer's shares of Common Stock.

On March 28, 2002, the Tribe entered into an agreement under which, on that date, the Tribe sold, and the Issuer purchased, all of the Shares. In addition, under the agreement the August 2000 Warrant and the Options were cancelled. As a result of the agreement and sale, as of the date of this Amended Schedule 13D, the Tribe beneficially owns no shares of Common Stock of the Issuer or any rights to acquire any Common Stock.

The Tribe's acquisition of the Options and the 2001 Shares, and the Tribes sale of the Shares, along with the cancellation of the August 2000 Warrant and Options, comprise all of the Tribe's transactions involving the Issuer's Common Stock since the last amendment to this Schedule 13D was filed, and to the best of the Tribe's knowledge, none of its respective council members or the Fund's director has effected

                                  SCHEDULE 13D

CUSIP NO. 2107-5N-105                                          PAGE 5 OF 6 PAGES


any transactions involving any of the Common Stock since the last amendment to this Schedule 13D was filed.

(d)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer and the Tribe entered into a Securities Purchase Agreement in June 2000. The Securities Purchase Agreement provided that the Tribe could transfer its securities of the Issuer, subject to compliance with the federal and any applicable state securities laws. The Securities Purchase Agreement, among other things, provided:

o that the Issuer's Board of Directors could consist of no more than seven members and that one member of the Board of Directors of the Issuer could be elected by the Tribe so long as the Tribe held five percent or more of the Issuer's Common Stock;

o that the Tribe also had the right of first refusal to purchase its pro rata share of the issuance of any capital stock, or rights, options or warrants to purchase capital stock, of the Issuer; provided, however, that such right of first refusal did not pertain to capital stock issued pursuant to the Issuer's stock option plan or existing options, and furthermore, the right of first refusal would expire upon the completion of a public offering of the Issuer's Common Stock which raised at least $10 million in proceeds; and

o    customary "demand" and "piggyback" registration rights.

In connection with the Securities Purchase Agreement dated August 24, 2000 with respect to the August 2000 Warrant, such agreement, among other things, provided for customary "demand" and "piggyback" registration rights.

The Issuer and the Tribe entered into the Co-Sale Agreement (as described above) with respect to shares of Common Stock of the Issuer. The Co-Sale Agreement provided that the Tribe could also tag-along its shares of Common Stock with certain sales by the Issuer's president.

The Issuer and the Tribe also entered into a Participation Agreement dated June 8, 2000. Under the Participation Agreement, the Tribe had the right but not the obligation to participate, on an acquisition by acquisition basis, in oil and gas prospects and reserves in which the Issuer acquired an interest. The interest the Tribe had the right to acquire in such prospects and reserves will be 18.75% of the interest acquired by the Issuer; however, if the Issuer elected to acquire less than the full interest that it was entitled to acquire in a prospect or reserve, then in addition to the Tribe's 18.75% interest, the Tribe would have the right but not the obligation to acquire all or a part of the interest that the Issuer had elected not to acquire.

Pursuant to the March 28, 2002, agreement for the sale of the Shares by the Tribe to the Issuer, the Participation Agreement was terminated. Prior to that date, by separate agreement, the Tribe also sold back to the Issuer certain participation interests in oil and gas properties which it had acquired from the Issuer. Consistent with these transactions, Robert J. Zahradnik, Director of Operations of the Southern Ute Indian Tribe Growth Fund and a director of the Issuer, tendered his resignation as a director to the Issuer's board of directors.

                                  SCHEDULE 13D

CUSIP NO. 2107-5N-105                                          PAGE 6 OF 6 PAGES


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

The following are the Exhibits to this Schedule 13D, as to which Exhibits 1 through 5 have already been filed as indicated, and Exhibit 6 is filed herewith:


Exhibit 1 --      Securities Purchase Agreement dated as of June 8, 2000 by and between the Issuer and the Tribe.(1)

Exhibit 2 --      Co-Sale Agreement dated as of June 8, 2000 by and between the
                  Issuer and the Tribe.(1)

Exhibit 3 --      Option dated as of June 8, 2000.(1)

Exhibit 4 --      Participation Agreement dated as of June 8, 2000 by and
                  between the Issuer and the Tribe.(1)

Exhibit 5 --      Securities Purchase Agreement between Contango Oil & Gas
                  Company and the Southern Ute Indian Tribe dated August 24,
                  2000, including form of Warrant.(2)

Exhibit 6 --      Securities Repurchase Agreement between the Southern Ute
                  Indian Tribe and Contango Oil & Gas Company dated
                  March 28, 2002.

----------

(1)  Filed with Schedule 13D dated June 8, 2000.

(2)  Filed with Amendment No. 1 to Schedule 13D dated August 24, 2000.


SIGNATURE
--------------------------------------------------------------------------------

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of this 9th day of April 2002.

SOUTHERN UTE INDIAN TRIBE, dba SUIT GROWTH FUND

By: /s/ Robert J. Zahradnik
--------------------------------
Name:   Robert J. Zahradnik
Title:  Director of Operations

                               INDEX TO EXHIBITS



EXHIBIT
NUMBER       DESCRIPTION
-------      -----------
   6     --  Securities Repurchase Agreement between the Southern Ute Indian
             Tribe and Contango Oil & Gas Company dated March 28, 2002.